

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

David Stasse
Chief Financial Officer
Trinseo PLC
440 East Swedesford Road, Suite 301
Wayne, PA 19087

      Re: Trinseo PLC
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-36473

Dear David Stasse:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Industrial Applications and Services